SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE Act of 1934

For the month of April, 2003.

ORIX Corporation

(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Table of Documents Filed
SIGNATURES
Announcements

Table of Documents Filed

1.	English translation of press releases entitled, “Announcements Regarding a Proposed Dividend, a Share Repurchase Program, Stock Options, Director Nominations and Executive Officer Appointments and the Establishment of a “Company with Committees” Structure,” filed with the Tokyo Stock Exchange on Friday, April 25, 2003.

2.	Press Release entitled, “ORIX’s Earnings Fall 25% in the Year Ended March 31, 2003,” filed with the Tokyo Stock Exchange on Friday, April 25, 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: April 28, 2003	By	/s/ Shunsuke Takeda

Shunsuke Takeda Director Deputy President and CFO ORIX Corporation

April 25, 2003

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation Corporate Communications Tel: +81-3-5419-5102 Fax: +81-3-5419-5901 E-mail: orixir@orix.co.jp URL: www.orix.co.jp

Announcements Regarding a Proposed Dividend, a Share Repurchase Program, Stock Options,
Director Nominations and Executive Officer Appointments and the Establishment of a
“Company with Committees” Structure

     TOKYO, Japan — April 25, 2003 — ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services provider, today filed releases with the Tokyo Stock Exchange regarding the following matters.

1)	Announcement Regarding a Proposed Dividend

2)	Announcement Regarding a Share Repurchase Program in Accordance with Article 210 of the Japanese Commercial Code

3)	Announcement Regarding a Stock Option Program

4)	Announcement Regarding a Proposal to Become a “Company with Committees” Structure

5)	Announcement of Board of Director Nominations and Executive Officer Appointments

     English translations of these announcements in the order of the above are included in the following pages.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

1)	Announcement Regarding a Proposed Dividend

Dividend for Fiscal Year Ended March 31, 2003

     In consideration of the long downward trend in the dividend payout ratio, the Board of Directors of ORIX Corporation decided on April 25, 2003 that it would propose the following dividend for the fiscal year ended March 31, 2003 to shareholders at the upcoming 40th Annual General Meeting of Shareholders scheduled to be held on June 25, 2003.

Details

Year Ended March 31, 2003

Planned Dividend	25 yen per common share

(Reference)

Year Ended March 31, 2002

Dividend Paid	15 yen per common share

2)	Announcement Regarding a Share Repurchase Program in Accordance with Article 210 of the Japanese Commercial Code

     The Board of Directors of ORIX Corporation decided on April 25, 2003 that it would propose to shareholders at the upcoming 40th Annual General Meeting of Shareholders scheduled to be held on June 25, 2003 that ORIX secure the option to repurchase its own shares in accordance with Article 210 of the Japanese Commercial Code as outlined below.

Details

1.	Reason for Share Repurchase	To secure the option to repurchase shares to allow for a more flexible capital policy.

2.	Type of Shares to be Repurchased	Common Stock of ORIX

3.	Total Number of Shares to be Repurchased	Maximum of 2,000,000 shares

4.	Total Amount for Repurchasing Shares	Maximum of 13,000,000,000 yen

Note:	In order for a share repurchase to be implemented, a resolution must first be passed at the upcoming 40th Annual General Meeting of Shareholders scheduled to be held on June 25, 2003.

3)	Announcement Regarding a Stock Option Program

     At a meeting of ORIX Corporation’s Board of Directors held on April 25, 2003, a proposal was made to issue stock acquisition rights as part of a stock option program to directors, executive officers, corporate auditors and employees of the Company and its subsidiaries and affiliates, in order to further increase incentives to raise corporate profits. This matter will be raised for approval at the 40th Annual General Meeting of Shareholders of the Company, which is scheduled to be held on June 25, 2003.

1.	Overview of the Stock Option Program

     Stock acquisition rights that can be exercised to acquire common shares of the Company will be offered in accordance with the principles contained in Article 280-20 and 280-21 of the Japanese Commercial Code.

2.	Recipients

     The stock acquisition rights are to be issued to directors, executive officers, corporate auditors and employees of the Company and its subsidiaries and affiliates.

3.	Reason for the Need to Issue Stock Acquisition Rights to Non-Shareholders with Advantageous Terms

     In order to further increase the incentive of the aforementioned recipients to raise corporate profits.

4.	Outline of the Stock Acquisition Rights

(1)  Type and number of shares to be issued upon exercise of the stock acquisition rights

     Maximum of 570,000 common shares.

(2)  Number of the stock acquisition rights to be issued

     Maximum of 5,700 (one acquisition right per 100 shares).

(3)  Issue price of the stock acquisition rights

     None.

(4)  Amount to be paid upon exercise of the stock acquisition rights (“exercise price”).

     The exercise price of one stock acquisition right shall be the exercise price per share as stipulated below multiplied by 100 (as per (2) above)). The exercise price per share shall be the average closing price of common shares on the Tokyo Stock Exchange for the 30 trading days commencing 45 days previous to, and not including, the date on which the Company decided to issue the stock acquisition rights (excluding days in which no shares are traded) and rounded upwards to the nearest yen. However, if this average price is less than the closing price on the date on which the Company decided to issue the stock acquisition rights, the closing price of such date, or, if there is no closing price on such date, the closing price of the closest preceding day, shall be used.

(5)  Exercise period of the stock acquisition rights

     From June 26, 2005 to June 25, 2013.

(6)  Conditions for exercising the stock acquisition rights

     The conditions for exercising the stock acquisition rights shall be stipulated in a contract between ORIX Corporation and the recipients of the stock acquisition rights.

5.	Cancellation of Stock Acquisition Rights

     In the event that recipients cannot meet the conditions for exercising the stock acquisition rights, the Company can cancel the stock acquisition rights without compensation.

6.	Condition for Transfer of the Stock Acquisition Rights

     The transfer of stock acquisition rights is subject to the approval of ORIX’s Board of Directors.

4)	Announcement of Board of Director Nominations and Executive Officer Appointments

     Changes to ORIX’s Directors, Corporate Executive Officers and Corporate Auditors filed with the Tokyo Stock Exchange on Friday, April 25, 2003 are included below. The new positions of “Director” are subject to approval by shareholders at the Annual General Meeting of Shareholders scheduled to be held on June 25, 2003. The title “Corporate Executive Officer” was previously used as a title of certain employees of the Company. However, as a result of changes to the Japanese Commercial Code, “Executive Officer” will refer to an officer of the Company appointed by the Board of Directors. In addition, a new legal designation of “Outside Director” was also created as a result of the changes the Japanese Commercial Code.

New Position	Present Position	Name

Changes Effective as of April 25, 2003

Corporate Executive Vice President	Corporate Senior Vice President	Hiroshi Nakajima

Corporate Senior Vice President	Corporate Executive Officer	Nobuyuki Kobayashi

Corporate Executive Officer	Senior Managing Director	Yoshitaka Matsuno

Changes Effective as of June 25, 2003

Executive Officer	Standing Corporate Auditor	Hiroshi Nakamura

Resigned	Corporate Auditor	Hirotaka Takeuchi

Changes Effective as of June 25, 2003 Pending Approval by Shareholders

Director	Standing Corporate Auditor	Masaaki Yamamoto

Outside Director (New Nomination)	LEHMAN BROTHERS JAPAN INC, Managing Director, Chief Economist Asia	Paul Sheard

Outside Director	Director	Tatsuya Tamura

Outside Director	Director	Akira Miyahara

Outside Director	Director	Yoshinori Yokoyama

Reference

     The following executives will also become “Executive Officers” under the revised Japanese Commercial Code pending approval by shareholders of director nominations at the at the Annual General Meeting of Shareholders scheduled to be held on June 25, 2003 for, and approval of the proposal to become a “Company with Committees” as outlined in “5. Announcement Regarding a Proposal to become a “Company with Committees” included below.

Yoshihiko Miyauchi Director Chairman and Chief Executive Officer	Yasuhiko Fujiki Director President and Chief Operating Officer	Yoshiaki Ishida Director Vice Chairman

Shunsuke Takeda Director Deputy President and Chief Financial Officer	Katsuo Kawanaka Director Deputy President	Hiroaki Nishina Director Executive Vice President

Takeshi Sato Director Senior Vice President	Hiroshi Nakajima Executive Vice President	Masahiro Matono Senior Vice President

Masaru Hattori Senior Vice President	Koichiro Muta Senior Vice President	Masaaki Tashiro Senior Vice President

Nobuyuki Kobayashi Senior Vice President	Akira Fukushima Executive Officer	Shintaro Agata Executive Officer

Yoshiyuki Yoshizumi Executive Officer	Hideaki Morita Executive Officer	Tetsuo Matsumoto Executive Officer

Tadao Saika Executive Officer	Yoshitaka Matsuno Executive Officer	Eiji Mitani Executive Officer

Other Information

     Hiroyuki Harada, presently Corporate Senior Vice President, will resign from ORIX on June 25, 2003 and assume the position of Chairman of ORIX Auto Leasing Corporation and ORIX Rent-A-Car Corporation on the same day.

     Yoshio Ono, presently Corporate Executive Officer, will resign from ORIX on June 25, 2003 and assume the position of President of ORIX Securities Corporation on the same day.

5)	Announcement Regarding a Proposal to Become a “Company with Committees”

ORIX Sets Management Structure for “Company with Committees"
—Establishing an internal control structure and committees with a majority of outside directors—

     Since the June 1997 establishment of an Advisory Board, which included experienced and resourceful individuals from outside the Company as well as management specialists, ORIX has been building a corporate governance structure that includes objective monitoring from people outside the Company. In 1998, the Company introduced a Corporate Executive Officer system and listed on the New York Stock Exchange. In 1999, ORIX invited outside Directors to the Board of Directors and established the Executive Nomination and Compensation Committee with the aim of reorganizing the management structure with an emphasis on increasing long-term shareholder value.

     As a further step to strengthen its corporate governance by separating the supervisory function from the day-to-day administrative operations, ORIX announced on February 14, 2003 that it had decided to adopt a “Company with Committees” system, which had become possible as a result of revisions to the Japanese Commercial Code.

     Furthermore, the Board of Directors of ORIX formally announced today the names of the outside Directors to be appointed and the organizational structure that will be implemented after it adopts a “Company with Committees” management structure. The adoption of the new structure is subject to approval by shareholders at the upcoming Annual General Meeting of Shareholders scheduled to be held on June 25, 2003.

1.	Oversight of Operations by the Audit Committee and Internal Control Organization

1	The Audit Committee is responsible for overseeing the operations of the Board of Directors.

2	A Compliance Coordination Office will be established as an internal control structure to support the Audit Committee.

3	The Audit Committee will work with the Compliance Coordination Office to monitor the operations of each department within ORIX and other Group companies.

4	The Compliance Coordination Office will oversee the risk control carried out by individual risk management groups and audits carried out by the internal audit section of each Group Company and report the results to the Audit Committee.

5	Using the results of the monitoring of the Compliance Coordination Office as a basis, the Audit Committee will supervise ORIX’s operations and proactively make inquires and recommend corrective measures when necessary.

2.	Nominating Committee

     The Nominating Committee will have the right to select Director candidates as stipulated under the Japanese Commercial Code as well as Executive Officers, Directors, the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer.

3.	Compensation Committee and the Abolition of the Executive Retirement Bonus System

     The newly established nominating and compensation committees included in the committee-based system as stipulated under the revised Japanese Commercial Code will absorb the existing “Executive Nominating and Compensation Committee,” which was established in 1999. In addition, with the establishment of a “Company with Committees” structure, it has been decided that the executive retirement bonus system will be abolished to align management’s interests with that of shareholders.

4.	Information Disclosure by the Disclosure Committee

     ORIX has worked to improve its disclosure of information to shareholders and the function of its investor relations. In order to further improve this function, ORIX has decided to establish a Disclosure Committee that will oversee information for the entire ORIX Group, and will be headed up by those responsible for investor relations, accounting, treasury and compliance.

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April 25, 2003

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation Corporate Communications Tel: +81-3-5419-5102 Fax: +81-3-5419-5901 E-mail: orixir@orix.co.jp URL: www.orix.co.jp

ORIX’s Earnings Fall 25% in the Year Ended March 31, 2003

     TOKYO, Japan — April 25, 2003 — ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services provider, today announced that it had incurred a loss in the fourth quarter (January 1 to March 31, 2003) of the fiscal year ended March 31, 2003 of 4,969 million yen (US$41 million*), compared with a profit of 10,971 million yen in the same period of the previous fiscal year, while net income for the fiscal year was 30,243 million yen (US$252 million*), a drop of 25 percent compared with the previous fiscal year.

     Operations overall continued to perform well in Japan, with strong growth in the real estate-related finance segment and consumer card loan operations, while earnings from operations in Asia and Oceania also increased. However, the write-downs of long-lived assets that included a golf course in the second quarter and office buildings, hotels, golf courses and other real estate assets in the fourth quarter totaling 50,682 million yen (US$422 million*) held down earnings for the year.

Financial Highlights

	Fourth Quarter		Fiscal Year

	(Jan. 1-March 31, 2003)		(Apr. 1, 2002 - March 31, 2003)

	03/1-3	YoY Change	02/4-03/3	YoY Change	02/4-03/3

	JPY millions		JPY millions		US$ millions*

Total Revenues	185,748	Up 4%	683,645	Up 4%	5,688
Income (Loss) before Income Taxes	(15,010)	—	46,288	Down 37%	385
Net Income (Loss)	(4,969)	—	30,243	Down 25%	252
Basic EPS (JPY/US$)	(59.38)	—	361.44	Down 26%	3.01
Diluted EPS (JPY/US$)	(59.38)	—	340.95	Down 27%	2.84

			03/3		03/3

			JPY millions	YoY Change	US$ millions*

Shareholders’ Equity	—	—	505,458	Up 1%	4,205
Total Assets	—	—	5,931,067	Down 7%	49,343
Book Value Per Share (JPY/US$)	—	—	6,039.43	Up 1%	50.24

*	U.S. dollar amounts have been calculated at JPY120.20 to $1.00, the approximate exchange rate prevailing at March 31, 2003. Unless otherwise stated, all amounts shown are in millions of Japanese yen or millions of U.S. dollars, except for per share data, which are in single yen or dollars.

Forecasts for the Fiscal Year Ending March 31, 2004

     For the fiscal year ending March 31, 2004, ORIX forecasts “revenues” of 730,000 million yen (up 7% compared with the fiscal year ended March 31, 2003), “income before income taxes” of 87,000 million yen (up 88%), and “net income” of 48,000 million yen (up 59%).

     For details of the earnings announcement, please refer to PDF versions of “Annual Results 2003/3” and “Analysis of Annual Results 2003/3” at:www.orix.co.jp/ir_e/data/report/index.htm on ORIX’s web site.

Conference Call

     A conference call with Yasuhiko Fujiki, President and COO, and Masaru Hattori, Corporate Executive Officer, Accounting Department, will be held in English on Monday, April 28, 2003 at 10:00 PM (Tokyo)/9:00 AM (EST)/2:00 PM (London)/3:00 PM (Continent).

     To register for the conference call and receive presentation materials please access the following web sites in your region or contact ORIX IR at orixir@orix.co.jp:

United States: http://invite.taylor-rafferty.com/_orix/us
Europe: http://invite.taylor-rafferty.com/_orix/europe
Asia: http://invite.taylor-rafferty.com/_orix/asia

Dial-in Numbers

United States	Europe	Asia

Dial-in Numbers: (773) 756-4600	Dial-In Number: +44-20-7019-0810	Dial-In Numbers: Japan

Toll Free: 1-888-928-9525	Passcode: ORIX	81-3-5539-7112

Passcode: ORIX		Hong Kong 852-2258-4002

Australia 61-2-8214-9000

Passcode: ORIX

About ORIX

     ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services company based in Tokyo, Japan providing innovative value-added products and services to both corporate and retail customers. With approximately 6 trillion yen in assets and operations in 23 countries worldwide, ORIX’s activities include: leasing, corporate finance, real estate financing and development, insurance, investment and retail banking, venture capital, and securities investment and brokerage. For more details of ORIX Corporation, please visit our web site at: www.orix.co.jp/index_e.htm.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

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